Dominion Energy, Inc.

June 6, 2018

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Dominion Energy, Inc.
Registration on Form S-4
File No. 333-223036

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dominion Energy, Inc. (Dominion Energy) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-4 referred to above, so that it will become effective at 4:00 p.m., Eastern Time, on June 8, 2018 or as soon thereafter as is practicable.

Dominion Energy respectfully requests that it be notified of such effectiveness by a telephone call to Jane Whitt Sellers of McGuireWoods LLP (Tel. 804-775-1054) and that such effectiveness also be confirmed in writing by email to Jane Whitt Sellers at jsellers@mcguirewoods.com. Please contact Jane Whitt Sellers with any questions you may have regarding this request.

Dominion Energy, Inc.

By:	/s/ Carlos M. Brown
Name:	Carlos M. Brown
Title:	Vice President and General Counsel